AIG Series Trust  NSAR Responses


SUB ITEM 77I: Terms of new or amended securities

On June 3, 2008, the Board of Trustees (the  Board ) of
AIG Series Trust (the Trust ), approved amendments to the Trust s Declaration of Trust to (i) establish and designate additional series of shares of beneficial interest of a new series of the Trust, the Alternative
Strategies Fund (the Fund ) and (ii) establish and designate additional classes of shares of beneficial interest of the Fund to be known as Class A, Class C and Class W Shares.

 In the future, the Trustees may authorize the creation of additional series of shares which may have fee structures different from existing classes and/or may be offered only to certain qualified investors so as to be able to offer to investors additional investment funds within the Trust that would operate independently from the Trust s present portfolios, or to distinguish among shareholders, as may be necessary, to comply with future regulations or other unforeseen circumstances. Each class of shares of the Trust represents the interests of the shareholders of that series in a particular portfolio of Trust assets.

Shareholders are entitled to a full vote for each full share held. The Trustees have terms of unlimited duration (subject to certain removal procedures) and have the power to alter the number of Trustees, and appoint their own successors, provided that at all times at least a majority of the Trustees have been elected by shareholders. In the event that less than the majority of the Trustees holding office have been elected by the shareholders, the Trustees then in office shall call a shareholders meeting for the election of Trustees. There shall be no cumulative voting in the election of Trustees, so that holders of more than 50% of the shares voting can, if they choose, elect all Trustees being elected, while the holders of the remaining shares would be unable to elect any Trustees. Although the Trust need not hold annual meetings of shareholders, the Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the Investment Company Act of 1940, as amended, the Declaration of Trust or upon any other matter as to which such vote or authority is deemed by the Trustees to be necessary or desirable. Also, a shareholders meeting must be called, if so requested in writing by the holders of record of 10% or more of the outstanding shares of the Trust. In addition, the Trustees may be removed by the action of the holders of record of two-thirds or more of the outstanding shares. All series of shares will vote with respect to certain matters, such as election of Trustees. When all series of shares are not affected by a matter to be voted upon, such as approval of investment advisory agreements or changes in the Fund s policies, only shareholders of the series affected by the matter may be entitled to vote.

All classes of shares of the Fund are identical in all respects, except that: (i) each class may bear differing amounts of certain class-specific expenses,
(ii) Class A shares are subject to an initial sales charge, an ongoing account maintenance and service fee,
(iii) Class C shares are subject to a CDSC, a distribution fee and an ongoing account maintenance and service fee, (iv) Class W shares have a $50,000 minimum investment requirement, (v) each class has voting rights on matters that pertain to the Rule l2b-1 plan adopted with respect to such class, and (vi) each class of shares will be exchangeable only into the same class of shares of any of the other SunAmerica mutual funds, not including SunAmerica Senior Floating Rate Fund, Inc.
(where exchanges are only permitted for Class A shares). All shares of the Fund issued and outstanding and all shares offered by the Prospectus when issued are fully paid and non-assessable. Shares have no preemptive or other subscription rights and are freely transferable on the books of the Trust. In addition, shares have no conversion rights, except as described above.

The Declaration of Trust provides that no Trustee, officer, employee or agent of the Trust is liable to the Trust or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his or its own willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. It also provides that all third persons shall look solely to the Trust s property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Trust. The Trust shall continue, without limitation of time, subject to the provisions in the Declaration of Trust concerning termination by action of the shareholders.